As filed with the Securities and Exchange Commission on May 21, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

TRIPATH TECHNOLOGY INC.

(Exact name of Registrant as specified in its charters)

Delaware	77-0407364
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2560 Orchard Parkway

San Jose, California 95131

(408) 750-3000

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Dr. Adya S. Tripathi

President and Chief Executive Officer

2560 Orchard Parkway

San Jose, California 95131

(408) 740-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bret M. DiMarco, Esq.

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:     From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Offering Price(1)	Amount of Registration Fee

Common Stock, with a par value of $0.001 (2)	—	—	—	—

Preferred Stock, with a par value of $0.001	—	—	—	—

Total(3)	$60,000,000.00(3)	100%(4)	$60,000,000.00	$7,602.00

(1)	These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	In addition to any securities that may be registered hereunder, we are also registering an indeterminate number of shares of common stock as may be issued upon conversion or exchange of the securities issued directly hereunder. No separate consideration will be received for any shares of common stock so issued upon conversion or exchange.

(3)	The securities registered hereunder may be sold separately, or as units with other securities registered hereby. The proposed maximum offering price per unit will be determined by us in connection with the issuance of the Securities. In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $60,000,000.00 or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies. The aggregate amount of common stock registered hereunder is further limited to that which is permissible under Rule 415(a)(4) under the Securities Act, to the extent applicable.

(4)	We will determine the proposed maximum offering price per unit in connection with the issuance of the Securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May 21, 2004

PROSPECTUS

[TRIPATH TECHNOLOGY INC. LOGO]

$60,000,000.00

TRIPATH TECHNOLOGY INC.

By this prospectus, we may offer, from time to time —

•	Common stock

•	Preferred stock

See “Risk Factors” beginning on page 4 for information you should consider before buying our securities.

Our common stock is listed on the Nasdaq National Market under the symbol “TRPH.” On May 21, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $3.65 per share.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you purchase any of our securities.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

This prospectus is dated [    ], 2004

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described in this prospectus and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any accompanying prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any accompanying prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement is correct as of any date subsequent to the date of this prospectus or any accompanying prospectus supplement.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission, in accordance with the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy our reports, proxy statements and other information filed by us at the public reference room of the Commission in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov and through a hyperlink on our Internet website at http://www.tripath.com.

The Commission allows us to “incorporate by reference” certain information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 9, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on April 30, 2004, as amended on May 21, 2004;

•	our Definitive Proxy Statement on Schedule 14A filed on April 29, 2004, relating to the Annual Meeting of Stockholders to be held on June 18, 2004; and

•	the description of our common stock contained in “Description of Capital Stock” contained in our registration statement on Form S-1/A (No. 333-35028) filed with the SEC on July 28, 2000.

You may request a copy of these filings, at no cost, by telephoning us at (408) 750-3000 or by writing us at the following address:

Investor Relations

Tripath Technology Inc.

2560 Orchard Parkway

San Jose, California 95131

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the related prospectus supplements and the registration statement of which they are a part contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning involve uncertainty and are forward-looking statements.

Forward looking statements are subject to known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under “Risk Factors.” You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in:

•	this prospectus, and in the materials referred to in this prospectus;

•	the materials incorporated by reference into this prospectus; and

•	our press releases.

No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

SUMMARY

This prospectus is part of a registration statement that we filed with the Commission, using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $60 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, including the risk factors, together with the additional information described under the heading “Where You Can Find Information.”

Tripath Technology Inc.

We are a fabless semiconductor company that focuses on providing highly efficient power amplification to the digital media consumer electronics and communications markets. We design and sell digital amplifiers based on our proprietary technology, called Digital Power Processing®, which enables us to provide significant performance, power efficiency, size and weight advantages over traditional amplifier technology. Our digital amplifiers are branded “Class-T®” and combine a switching mode approach that generates high fidelity sound with low distortion and considerably lower heat dissipation than Class-AB amplifiers. We target and provide digital amplifiers for three primary markets where signal fidelity and power efficiency are important: Consumer Electronics, Digital Subscriber Line (“DSL”) and Wireless. Within the Consumer Electronics market, we target multiple market segments, which include consumer audio applications such as 5.1 – 7.1 channel home theater systems, flat panel televisions, personal computers, mini/micro component stereo systems, cable set-top boxes and gaming consoles, automotive audio applications such as in-dash head units and trunk amplifiers and professional audio applications such as audio distribution systems and pro-audio amplifiers. We are currently offering digital amplifiers in the form of line drivers for use in DSL equipment. We also have a research and development program aimed at developing amplifiers for digital wireless handsets and base stations to increase talk time and battery life and improve overall power efficiency.

We were incorporated in California in July 1995, and reincorporated in Delaware in July 2000. We became a public reporting company in August 2000, and our stock is currently listed on the Nasdaq National market under the stock symbol “TRPH”. Our principal executive office is located at 2560 Orchard Parkway, San Jose, CA 95131. Our telephone number at that address is (408) 750-3000.

We believe that one of our key competitive advantages is our broad base of patented core technologies, which are comprised of innovative adaptive and predictive signal processing techniques. These processing techniques are derived from algorithms used in communications theories. These unique techniques are derived from a confluence of four primary disciplines in mixed signal circuit design: digital signal processing (“DSP”), algorithm development, power semiconductor circuit design and packaging design. We intend to continue to build and improve on these four primary technology foundations as we expand our product reach into other markets and industries. We have implemented unique processing algorithms in a silicon-based processor which we call a Mixed Signal Processor. The execution speed of these complex algorithms by our Mixed Signal Processor allows us to achieve the required linearity and efficiency in our products. The Mixed Signal Processor functionality is a vital component in the architecture of the products we design.

As of March 31, 2004, our research and development staff consisted of 39 employees, many of whom have experience across multiple engineering disciplines. In 2003, 2002 and 2001, our research and development expenses were approximately $6.9 million, $11.7 million and $19.9 million, respectively.

Our research and development efforts are focused on developing products based on our DPP® technology for high growth markets, such as the consumer audio, DSL and wireless communications markets. We are able to use independent silicon foundries to manufacture our integrated circuits because our products are manufactured with standard processes. By outsourcing our manufacturing requirements, we are able to focus our resources on design engineering. We currently outsource all of our assembly and testing operations. We currently rely on our foundries and assembly subcontractors to assist in the qualification process of our products. We also participate in quality and reliability monitoring through each stage of the production cycle. We closely monitor wafer foundry production, assembly and test manufacturing operations to ensure consistent overall quality, reliability and yield levels.

We rely on our direct sales force and distributors to sell our products in our target markets. End customers for our products are primarily manufacturers of audio electronic components, communications infrastructure equipment and wireless communications equipment.

We rely primarily on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary technologies and processes. As of March 31, 2004, we have 33 issued United States patents and 11 additional pending United States patent applications. In addition, we have 16 international patents issued and an additional 24 international patents pending.

The Securities We May Offer

We may offer up to $60 million of common stock and preferred stock in one or more offerings and in any combination. A prospectus supplement, which we will provide each time we offer securities, will describe the specific amounts, prices and terms of these securities.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

We may offer shares of our common stock, $0.001 par value per share, either alone or underlying other registered securities convertible into our common stock. Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights.

Preferred Stock

We may issue preferred stock, $0.001 par value per share, in one or more series. Our board of directors or a committee designated by the board will determine the dividend, voting and conversion rights and other provisions at the time of sale. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or the winding up of Tripath, voting rights and rights to convert into common stock.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

You should keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Our limited operating history and dependence on new technologies make it difficult to evaluate our prospects and future products.

We were incorporated in July 1995, began shipping products in 1998 and became a public reporting company in August 2000. Accordingly, we have limited historical financial information and operating history upon which you may evaluate our products and us. Our prospects must be considered in the light of the risks, challenges and difficulties frequently encountered by companies in their early stage of development, particularly companies in intensely competitive and rapidly evolving markets such as the semiconductor industry. We cannot be sure that we will be successful in addressing these risks and challenges.

We have a history of losses and may never achieve or sustain profitability.

As of March 31, 2004, we had an accumulated deficit of $181.3 million. We incurred net losses of approximately $7.2 million in 2003 and $19.3 million (before accretion on preferred stock of $14.9 million) in 2002. We may continue to incur net losses and these losses may be substantial. Furthermore, we may continue to generate significant negative cash flow in the future. We will need to generate substantially higher revenue to achieve and sustain profitability and positive cash flow. Our ability to generate future revenue and achieve profitability will depend on a number of factors, many of which are described throughout this section. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, our share price and the value of your investment would likely decline and we might be unable to continue as a going concern.

We may need to raise additional capital to continue to grow our business, which may not be available to us.

Because we have had losses, we have funded our operating activities to date from the sale of securities, including our most recent financing in January 2002 as well as from the proceeds from the related exercise of warrants issued in connection with the 2002 financing. However, to grow our business significantly, we will need additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all. Moreover, additional equity financing, if available, would likely be dilutive to the holders of our common stock, and debt financing, if available, would likely involve restrictive covenants. If we cannot raise sufficient additional capital, it would adversely affect our ability to achieve our business objectives and to continue as a going concern.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause our share price to decline.

Our quarterly operating results have fluctuated significantly in the past and are likely to continue to do so in the future. The many factors that could cause our quarterly results to fluctuate include, in part:

•	level of sales and recognition of revenue;

•	mix of high and low margin products;

•	availability and pricing of wafers;

•	timing of introducing new products, including, but not limited to, the introduction of new products based on the lower cost “Godzilla” architecture, lower cost versions of existing products, fluctuations in manufacturing yields and other problems or delays in the fabrication, assembly, testing or delivery of products; and

•	rate of development of target markets.

A large portion of our operating expenses, including salaries, rent and capital lease expenses, are fixed. If we experience a shortfall in revenues relative to our expenses, we may be unable to reduce our expenses quickly enough to offset the reduction in revenues during that accounting period, which would adversely affect our operating results. Fluctuations in our operating results may also result in fluctuations in our common stock price. If the market price of our stock is adversely affected, we may experience difficulty in raising capital or making acquisitions. In addition, we may become the object of securities class action litigation. As a result, we do not believe that period-to-period comparisons of our revenues and operating results are necessarily meaningful. One should not rely on the results of any one quarter as an indication of future performance.

Our stock price may be subject to significant volatility.

The stock prices for many technology companies have recently experienced large fluctuations, which may or may not be directly related to the operating performance of the specific companies. For example, since the beginning of fiscal 2003, our Common Stock had closing sales prices on Nasdaq as low as $0.17 and as high as $8.20 per share. Broad market fluctuations as well as general economic conditions may cause our stock price to decline. We believe that fluctuations of our stock price may continue to be caused by a variety of factors, including:

•	announcements of developments related to our business;

•	fluctuations in our financial results;

•	general conditions in the stock market or around the world, terrorism or developments in the semiconductor and capital equipment industry and the general economy;

•	sales or purchases of our common stock in the marketplace;

•	announcements of our technological innovations or new products or enhancements or those of our competitors;

•	developments in patents or other intellectual property rights;

•	developments in our relationships with customers and suppliers;

•	a shortfall or changes in revenue, gross margins or earnings or other financial results from analysts’ expectations or an outbreak of hostilities or natural disasters; or

•	acquisition or merger activity and the success in implementing such acquisitions.

Our product shipment patterns make it difficult to predict our quarterly revenues.

As is common in our industry, we frequently ship more products in the third month of each quarter than in either of the first two months of the quarter, and shipments in the third month are higher at the end of that month. We believe this pattern is likely to continue. The concentration of sales in the last month of the quarter may cause our quarterly results of operations to be more difficult to predict. Moreover, if sufficient business does not materialize or a disruption in our production or shipping occurs near the end of a quarter, our revenues for that quarter could be materially reduced.

Our customers may cancel or defer product orders, which could result in excess inventory.

Our sales are generally made pursuant to individual purchase orders that may be canceled or deferred by customers on short notice without significant penalty. Thus, orders in backlog may not result in future revenue. In the past, we have had cancellations and deferrals by customers. Any cancellation or deferral of product orders could result in us holding excess inventory, or result in obsolete inventory over time, which could seriously harm our profit margins and restrict our ability to fund our operations. For example, during the quarter ended March 31, 2002, we recorded a provision for excess inventory of approximately $5.0 million. Our inventory and purchase commitments are based on expected demand and not necessarily built for firm purchase commitments for our customers. Because of the required delivery lead time, we need to carry a high level of inventory in comparison to past sales. We recognize revenue upon shipment of products to the end customer. Although we have not experienced customer refusals to accept shipped products or material difficulties in collecting accounts receivable, such refusals or collection difficulties are possible and could result in significant charges against income, which could seriously harm our revenues and our cash flow.

We rely on a small number of customers for most of our revenue and a decrease in revenue from these customers could seriously harm our business.

A relatively small number of customers have accounted for most of our revenues to date. Any reduction or delay in sales of our products to one or more of these key customers could seriously reduce our sales volume and revenue and adversely affect our operating results. Our top five end customers accounted for 76% of revenue in the three months ended March 2004. In particular, sales to three large customers, Kyoshin Technosonic Co. Ltd., (KTS), JVC and Samsung Electronics Co., Ltd., accounted for 33%, 22% and 10%, respectively, of revenue for the quarter ended March 31, 2004 and 21%, 0% and 11%, respectively, in the corresponding quarter ended March 31, 2003. Our top five end customers accounted for 68% of revenue in 2003 and 67% of revenue in 2002. Our primary customers in 2003 were Kyoshin Technosonic Co., Ltd. (KTS), Samsung Electronics Co., Ltd. (Samsung), and Apple Computer Inc. (Apple) representing 24%, 18% and 15% of revenue, respectively. We expect that we will continue to rely on the success of our largest customers and on our success in selling our existing and future products to those customers in significant quantities. However, we cannot be sure that we will retain our largest customers or that we will be able to obtain additional key customers or replace key customers we may lose or who may reduce their purchases.

We currently rely on sales of four products for a significant portion of our revenue, and the failure of these products to be successful in the future could substantially reduce our sales.

We currently rely on sales of our TA1101B, TA2020, TA2024 digital audio amplifier products and TLD4012 DSL line driver to generate a significant portion of our revenue. Sales of these products amounted to 86% of our revenue for the quarter ended March 31, 2004, 87% of our revenue in 2003 and 96% of our revenue in 2002. We have developed additional products and plan to introduce more products in the future, but there can be no assurance that these products will be commercially successful. Consequently, if our existing products are not successful, our sales could decline substantially.

Our lengthy sales cycle makes it difficult for us to predict if or when a sale will be made, to forecast our revenue and to budget expenses, which may cause fluctuations in our quarterly results.

Because of our lengthy sales cycles, we may continue to experience a delay between incurring expenses for research and development, sales and marketing and general and administrative efforts, as well as incurring investments in inventory, and the generation of revenue, if any, from such expenditures. In addition, the delays inherent in such a lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans, which could result in our loss of anticipated sales. Our new products are generally incorporated into our customers’ products or systems at the design stage. To try and have our products selected for design into new products of current and potential customers, commonly referred to as design wins, often requires significant expenditures by us without any assurance of success. Once we have achieved a design win, our sales cycle will start with the test and evaluation of our products by the potential customer and design of the customer’s equipment to incorporate our products. Generally, different parts have to be redesigned to incorporate our devices successfully into our customers’ products.

The sales cycle for the test and evaluation of our products can range from a minimum of three to six months, and it can take a minimum of an additional six to nine months before a customer commences volume production of equipment that incorporates our products. Achieving a design win provides no assurance that such customer will ultimately ship products incorporating our products or that such products will be commercially successful. Our revenue or prospective revenue would be reduced if a significant customer curtails, reduces or delays orders during our sales cycle, or chooses not to release products incorporating our products.

Our ability to achieve revenue growth will be harmed if we are unable to persuade electronic systems manufacturers to adopt our new amplifier technology.

We face difficulties in persuading manufacturers to adopt our products using our new amplifier technology. Traditional amplifiers use design approaches developed in the 1930s. These approaches are still used in most amplifiers and engineers are familiar with these design approaches. To adopt our products, manufacturers and engineers must understand and accept our new technology. To take advantage of our products, manufacturers must redesign their systems, particularly components such as the power supply and heat sinks. Manufacturers must work with their suppliers to obtain modified components and they often must complete lengthy evaluation and testing. In addition, our amplifiers are often more expensive as components than traditional amplifiers. For these reasons, prospective customers may be reluctant to adopt our technology.

We currently depend on consumer electronics markets that are typically characterized by aggressive pricing, frequent new product introductions and intense competition.

A substantial portion of our current revenue is generated from sales of products that address the consumer electronics markets, including home theater, computer audio, flat panel TV, gaming, professional amplifiers, set-top box, AV receivers and the automotive audio markets. These markets are characterized by frequent new product introductions, declining prices and intense competition. Pricing in these markets is aggressive, and we expect pricing pressure to continue. In the computer audio segment, our success depends on consumer awareness and acceptance of existing and new products by our customers and consumers, in particular, the elimination of externally-powered speakers. In the automotive audio segment, we face pressure from our customers to deliver increasingly higher-powered solutions under significant engineering limitations due to the size constraints in car dashboards. In addition, our ability to obtain prices higher than the prices of traditional amplifiers will depend on our ability to educate manufacturers and their customers about the benefits of our products. Failure of our customers and consumers to accept our existing or new products will seriously harm our operating results.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical and characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by diminished product demand, production overcapacity and accelerated decline in average selling prices, and in some cases have lasted for more than a year. The industry experienced a downturn of this type in 1997 and 1998, and began experiencing a downturn again in 2001. In addition, we may determine to lower our prices of our products to increase or maintain market share, which would likely harm our operating results. The semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, we have experienced and may experience in the future substantial period-to-period fluctuations in our results of operations due to general semiconductor industry conditions, overall economic conditions or other factors, many of which are outside our control. Due to these risks, you should not rely on period-to-period comparisons to predict our future performance.

We may experience difficulties in the introduction of new or enhanced products, including but not limited to the new “Godzilla” architecture products, that could result in significant, unexpected expenses or delay their launch, which would harm our business.

Our failure or our customers’ failure to develop and introduce new products successfully and in a timely manner would seriously harm our ability to generate revenues. Consequently, our success depends on our ability to develop new products for existing and new markets, introduce such products in a timely and cost-effective manner and to achieve design wins. The development of these new devices is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products. The successful introduction of a new product may currently take up to 18 months. Successful product development and introduction depends on a number of factors, including:

•	accurate prediction of market requirements and evolving standards;

•	accurate new product definition;

•	timely completion and introduction of new product designs;

•	availability of foundry capacity;

•	achieving acceptable manufacturing yields;

•	market acceptance of our products and our customers’ products; and

•	market competition.

We cannot guarantee success with regard to these factors.

We depend on three outside foundries for our semiconductor device manufacturing requirements.

We do not own or operate a fabrication facility, and substantially all of our semiconductor device requirements are currently supplied by three outside foundries, United Microelectronics Corporation, in Taiwan, STMicroelectronics Group in Europe and Renesas Technology (Mitsubishi Electric) in Japan. Although we primarily utilize these three outside foundries, most of our components are not manufactured at these foundries at the same time. As a result, each foundry is a sole source for certain products.

There are significant risks associated with our reliance on outside foundries, including:

•	the lack of guaranteed wafer supply;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of or delays in obtaining access to key process technologies.

In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although we work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies.

We provide our foundries with continuous forecasts of our production requirements; however, the ability of each foundry to provide us with semiconductor devices is limited by the foundry’s available capacity. In many cases, we place our orders on a purchase order basis, and foundries may allocate capacity to the production of other companies’ products while reducing the deliveries to us on short notice. In particular, foundry customers that are larger and better financed than us or that have long-term agreements with our foundries may cause such foundries to reallocate capacity in a manner adverse to us. While capacity at our foundries has been available during the last several years, the cyclical nature of the semiconductor industry could result in capacity limitations in a cyclical upturn or otherwise.

If we use a new foundry, several months would be typically required to complete the qualification process before we can begin shipping products from the new foundry. In the event any of our current foundries suffers any damage or destruction to their respective facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. Even our current outside foundries would need to have certain manufacturing processes qualified in the event of disruption at another foundry, which we may not be able to accomplish in a timely enough manner to prevent an interruption in supply of the affected products.

If we encounter shortages or delays in obtaining semiconductor devices for our products in sufficient quantities when required, delivery of our products could be delayed, resulting in customer dissatisfaction and decreased revenues.

We depend on third-party subcontractors for most of our semiconductor assembly and testing requirements and any unexpected interruption in their services could cause us to miss scheduled shipments to customers and to lose revenues.

Semiconductor assembly and testing are complex processes, which involve significant technological expertise and specialized equipment. As a result of our reliance on third-party subcontractors for assembly and testing of our products, we cannot directly control product delivery schedules, which has in the past, and could in the future, result in product shortages or quality assurance problems that could increase the costs of manufacture, assembly or testing of our products. Almost all of our products are assembled and tested by one of six subcontractors: AMBIT Microsystems Corporation in China, Amkor Technology, Inc. in the Philippines, ASE in Korea, Malaysia and Taiwan, Lingsen in Taiwan, STMicroelectronics Group in Malaysia, and ST Assembly Test Services Ltd. in Singapore. We do not have long-term agreements with any of these suppliers and retain their services on a per order basis. The availability of assembly and testing services from these subcontractors could be adversely affected in the event a subcontractor suffers any damage or destruction to their respective facilities, or in the event of any other disruption of assembly and testing capacity. Due to the amount of time normally required to qualify assemblers and testers, if we are required to find alternative manufacturing assemblers or testers of our components, shipments could be delayed. Any problems associated with the delivery, quality or cost of our products could seriously harm our business.

Failure to transition our products to more effective and/or increasingly smaller semiconductor chip sizes and packaging could cause us to lose our competitive advantage and reduce our gross margins.

We evaluate the benefits, on a product-by-product basis, of migrating to smaller semiconductor process technologies in order to reduce costs and have commenced migration of some products to smaller semiconductor processes. We believe that the transition of our products to increasingly smaller semiconductor processes will be important for us to reduce manufacturing costs and to remain competitive. Moreover, we are dependent on our relationships with our foundries to migrate to smaller semiconductor processes successfully. We cannot be sure that our future process migrations will be achieved without difficulties, delays or increased expenses. Our gross margins would be seriously harmed if any such transition is substantially delayed or inefficiently implemented.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

We currently obtain almost all of our manufacturing, assembly and test services from suppliers located outside the United States and may expand our manufacturing activities abroad. Approximately 97% of our total revenue for the quarter ended March 31, 2004, was derived from sales to end customers based outside the United States. In 2003 and 2002, 78% and 61%, respectively, of our total revenue was derived from sales to end customers based outside of the United States. In addition, we often ship products to our domestic customers’ international manufacturing divisions and subcontractors.

Accordingly, we are subject to risks inherent in international operations, which include:

•	political, social and economic instability;

•	trade restrictions and tariffs;

•	the imposition of governmental controls;

•	exposure to different legal standards, particularly with respect to intellectual property;

•	import and export license requirements;

•	unexpected changes in regulatory requirements; and

•	difficulties in collecting receivables.

All of our international sales to date have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Conversely, a decrease in the value of the U.S. dollar relative to foreign currencies would increase the cost of our overseas manufacturing, which would reduce our gross margins.

If we are not successful in developing and marketing new and enhanced products for the DSL high speed communications markets that keep pace with technology and our customers’ needs, our operating results will suffer.

The market for our DSL products is new and emerging, and is characterized by rapid technological advances, intense competition and a relatively small number of potential customers. This will likely result in price erosion on existing products and pressure for cost-reduced future versions. We recently started to ship our TA4012 DSL line driver in volume and are in the sampling phase of our new dual channel line driver. Implementation of our products requires manufacturers to accept our technology and redesign their products. If potential customers do not accept our technology or experience problems implementing our devices in their products, our products could be rendered obsolete and our business would be harmed. If we are unsuccessful in introducing future products with enhanced performance, our ability to achieve revenue growth will be seriously harmed.

We may experience difficulties in the development and introduction of a new amplifier product for use in the cellular phone market, which could result in significant expenses or delay in its launch.

We are currently developing an amplifier product for use in the cellular phone market. We currently have no design wins or customers for this product. We may not introduce our amplifier product for the cellular phone market on time, and this product may never achieve market acceptance. Furthermore, competition in this market is likely to result in price reductions, shorter product life cycles, reduced gross margins and longer sales cycles compared with what we have experienced to date with our other products.

Intense competition in the semiconductor industry and in the consumer electronics and communications markets could prevent us from achieving or sustaining profitability.

The semiconductor industry and the consumer audio and communications markets are highly competitive. We compete with a number of major domestic and international suppliers of semiconductors in the consumer electronics and communications markets. We also may face competition from suppliers of products based on new or emerging technologies. Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the promotion and sale of their products than us. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, existing or new competitors may in the future develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost or develop new technologies that may render our technology obsolete. There can be no assurance that we will be able to compete successfully in the future against our existing or potential competitors, or that our business will not be harmed by increased competition.

Our products are complex and may have errors and defects that are detected only after deployment in customers’ products, which may harm our business.

Products such as those that we offer may contain errors and defects when first introduced or as new versions are released. We have in the past experienced such errors and defects, in particular in the development stage of a new product. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our reputation and seriously harm our ability to retain our existing customers and to attract new customers and therefore impact our revenues. Moreover, such errors and defects could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require substantial redesign, manufacturing and testing which would result in significant expenditures of capital and resources. Despite testing conducted by us, our suppliers and our customers, we cannot be sure that errors and defects will not be found in new products after commencement of commercial production. Such errors and defects could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us or the loss of credibility with our current and prospective customers. Any such event could result in the delay or loss of market acceptance of our products and would likely harm our business.

If we are unable to retain key personnel, we may not be able to operate our business successfully.

We may not be successful in retaining executive officers and other key management and technical personnel. A high level of technical expertise is required to support the implementation of our technology in our existing and new customers’ products. In addition, the loss of the management and technical expertise of Dr. Adya S. Tripathi, our founder, president and chief executive officer, could seriously harm us. We do not have any employment contracts with our employees.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. We cannot be sure that such measures will provide meaningful protection for our proprietary technologies and processes. As of March 31, 2004, we have 33 issued United States patents, and 11 additional United States patent applications which are pending. In addition, we have 16 international patents issued and an additional 24 international patents pending. We cannot be sure that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficient to protect our technology. In addition, we cannot be sure that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us meaningful protection. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to agree to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Some of our customers have entered into agreements with us pursuant to which such customers have the right to use our proprietary technology in the event we default on our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may be subject to intellectual property rights disputes that could divert management’s attention and could be costly.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, we may receive in the future notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. We cannot be sure that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets or the invalidity of one or more patents held by us will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not seriously harm our business. For example, in a patent or trade secret action, an injunction could be issued against us requiring that we withdraw particular products from the market or necessitating that specific products offered for sale or under development be redesigned. We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement, misappropriation or misuse of other parties’ proprietary rights. Irrespective of the validity or successful assertion of such claims, we would likely incur significant costs and diversion of our management and personnel resources with respect to the defense of such claims, which could also seriously harm our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party’s intellectual property rights. We cannot be sure that under such circumstances a license would be available on commercially reasonable terms, if at all. Moreover, we often incorporate the intellectual property of our strategic customers into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property.

We cannot be sure that the steps taken by us to prevent our, or our customers’, misappropriation or infringement of intellectual property will be successful.

We need to continue to improve or implement our systems, procedures and controls, which may strain our resources and distract management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are currently reviewing our internal control procedures and considering further documentation of such procedures. However, the guidelines for the evaluation and attestation of internal control systems have not yet been finalized. Furthermore, once the guidelines are finalized, the evaluation and attestation processes will be new and untested. Therefore, we can give no assurances that our systems will satisfy the new regulatory requirements. In addition, in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required.

The facilities of several of our key manufacturers and the majority of our customers are located in geographic regions with increased risks of natural disasters.

Several key manufacturers and a majority of customers are located in the Pacific Rim region. The risk of earthquakes in this region, particularly in Taiwan, is significant due to the proximity of major earthquake fault lines. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region likely would result in the disruption of our foundry partners’ assembly and testing capacity and the ability of our customers to purchase our products. Labor strikes or political unrest in these regions would likely also disrupt operations of our foundries and customers. Any disruption resulting from such events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly and testing from the affected contractor to another third party vendor. We cannot be sure that such alternative capacity could be obtained on favorable terms, if at all. Moreover, any such disruptions could also cause significant decreases in our sales to these customers until our customers resume normal purchasing volumes.

Terrorist attacks and threats, and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock price.

The threat of terrorist attacks involving the United States, the instability in the Middle East, a decline in consumer confidence and continued economic weakness and geo-political instability have had a substantial adverse effect on the economy. If consumer confidence does not recover, our revenues may be adversely affected for fiscal 2004 and beyond. Moreover, any further terrorist attacks involving the U.S., or any additional U.S. military actions overseas may disrupt our operations or those of our customers and suppliers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the U.S. and world financial markets which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

We are subject to anti-takeover provisions that could delay or prevent an unfriendly acquisition of our company.

Provisions of our restated certificate of incorporation, equity incentive plans, bylaws and Delaware law may discourage transactions involving an unfriendly change in corporate control. In addition to the foregoing, the stockholdings of our officers, directors and persons or entities that may be deemed affiliates and the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring us and may adversely affect the voting and other rights of holders of our common stock.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes and working capital requirements, including expanded research and development activities and increased sales and marketing efforts. We may also use a portion of the net proceeds to fund possible investments in and acquisitions of complementary businesses, partnerships, products or technologies. Currently, there are no commitments or agreements regarding such acquisitions or investments that are material. Pending their ultimate use, we intend to invest the net proceeds in money market funds, commercial paper and governmental and non-governmental debt securities. Our management will have broad discretion as to how to spend the proceeds from the sale of securities offered by this prospectus. Our management may spend these proceeds in ways in which our stockholders may not agree or that do not yield a favorable return.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consists of 105,000,000 shares. Those shares consist of (1) 100,000,000 shares designated as common stock, with a par value of $0.001 and (2) 5,000,000 shares designated as preferred stock, with a par value of $0.001. The only equity securities currently outstanding are shares of common stock. As of April 22, 2004, there were 47,366,712 shares of common stock issued and outstanding.

The following is a summary of the material provisions of the common stock and preferred stock contained in our restated certificate of incorporation and bylaws. For greater details about our capital stock, please refer to our certificate of incorporation and bylaws.

Common stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In the event of a liquidation, dissolution or winding up of Tripath, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and any shares of common stock to be issued upon an offering pursuant to this prospectus and the related prospectus supplement will be fully paid and nonassessable upon issuance.

Our common stock is listed on the Nasdaq National Market under the symbol “TRPH.” The transfer agent and registrar for the common stock is Mellon Investor Services.

Preferred stock

The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of determination relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

The board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of the common stock.

The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

The prospectus supplement for a series of preferred stock will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Preferred stock will be fully paid and nonassessable upon issuance.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

In addition to the right to amend the certificate of incorporation as prescribed by Delaware law, our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the provisions of our certificate of incorporation relating to:

•	our board of directors, including the number, classes and terms of directors;

•	removal of directors and vacancies in the board of directors;

•	the requirement of a supermajority to amend the sections of our bylaws relating to annual meetings and special meetings;

•	the prohibition of stockholder action by written consent without a meeting; or

•	the supermajority vote requirement described above.

Our board of directors is expressly authorized to make, alter, amend or repeal our bylaws, subject to the right of our stockholders entitled to vote thereon, who also may adopt, amend or repeal our bylaws in accordance with Delaware law.

Our bylaws allow us to advance to a director, officer, employee or agent the expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

PLAN OF DISTRIBUTION

We may sell the securities from time to time in one or more transactions:

•	through one or more underwriters or dealers;

•	directly to purchasers;

•	through agents; and

•	through a combination of any of these methods of sale.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and

•	at negotiated prices.

We will describe the method of distribution of each series of securities in the applicable prospectus supplement.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the related supplement to this prospectus.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers as their agents in connection with the sale of the securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

In connection with the offering of certain offered securities, certain persons participating in such offering may engage in transactions that stabilize, maintain or otherwise affect the market prices of such offered securities or our other securities, including stabilizing transactions, syndicate covering transactions and the imposition of penalty bids. Specifically, such persons may overallot in connection with the offering and may bid for and purchase the offered securities in the open market.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2003 incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Part II

Information Not Required in the Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The aggregate estimated (other than the registration fee) expenses to be paid in connection with this offering are as follows:

Securities and Exchange Commission registration fee		$7,602.00
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment or as an exhibit to a filing with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended and incorporated herein by reference.

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreement between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article EIGHT of our Restated Certificate of Incorporation provides for indemnification of directors and officers to the maximum extent permitted by Delaware law. Pursuant to the authority provided by its Restated Certificate of Incorporation, we have entered into indemnification agreements with each of our officers and directors, indemnifying them against certain potential liabilities that may arise as a result of their service to us, and providing for certain other protections.

Article SIX of our Bylaws provides (subject to certain limitations) for the indemnification of officers, directors and third parties acting on behalf of Tripath Technology if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe his or her conduct was unlawful.

Item 16.	Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*
3.1	Restated Certificate of Incorporation. (1)
3.2	Bylaws. (2)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
23.1	Consent of BDO Seidman, LLP, independent certified public accountants.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney of certain directors and officers of Tripath Technology Inc. (see page II-4 of this Form S-3).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and incorporated herein by reference.

(1)	Incorporated by reference to Exhibit 3.1 of the Registrant’s registration statement on Form S-1, registration number 333-35028, as amended.

(2)	Incorporated by reference to Exhibit 3.2 of the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2003.

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by such those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of our employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on May 21, 2004.

TRIPATH TECHNOLOGY INC.

By:	/s/ ADYA S. TRIPATHI

Dr. Adya S. Tripathi
Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adya S. Tripathi and David P. Eichler, and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ADYA S. TRIPATHI

Dr. Adya S. Tripathi	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 21, 2004

/s/ A.K. ACHARYA

A.K. Acharya	Director	May 21, 2004

/s/ Y.S. FU

Y.S. Fu	Director	May 21, 2004

/s/ ANDY JASUJA

Andy Jasuja	Director	May 21, 2004

/s/ DAVID P. EICHLER

David P. Eichler	Principal Financial and Accounting Officer, Chief Financial Officer, Vice President of Finance and Corporate Secretary	May 21, 2004

Exhibit Index

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*
3.1	Restated Certificate of Incorporation. (1)
3.2	Amended Bylaws. (2)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
23.1	Consent of BDO Seidman, LLP, independent certified public accountants.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney of certain directors and officers of Tripath Technology Inc. (see page II-4 of this Form S-3).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and incorporated herein by reference.

(1)	Incorporated by reference to Exhibit 3.1 of the Registrant’s registration statement on Form S-1, registration number 333-35028, as amended.

(2)	Incorporated by reference to Exhibit 3.2 of the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2003.